Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

Date: September 23, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489;

Commission File No. for Registration Statement on Form S-4: 333-213067)

Integrate

MERGER NEWS FOR OUR EMPLOYEES

Issue 1 September 2016

PROGRAM MANAGEMENT OFFICE

The journey to Day One

Behind-the-scenes integration planning is well under way with teams of our people mobilized across more than 20 business and functional workstreams under the watch of a core project team

BRINGING together two large corporations is always a challenging task. But when the two merging companies have a joint revenue of $20 billion, it becomes a complex project that requires an immense amount of detail, planning and coordination, ultimately involving thousands of people.

Although the integration is a massive global effort, Nicolas Gillier, who has been appointed as Integration Program Director, is enjoying every minute of it.

“This is a unique and enriching experience that creates a lot of motivation. I’d hoped to be picked as part of the team and felt I was very lucky when that happened,” he says.

The main role of the Program Management Office (PMO) Core Team,

which Nicolas heads, is to coordinate the teams in a number of workstreams, which will cover the main operational and functional requirements needed for the new company.

“The mobilization phase is now mostly behind us, though we still need to define points of contacts in the regions for various functions,” says Nicolas, whose previous role was with FMC Technologies. He recognizes the challenges ahead but is confident about overcoming them. “The task is varied and vast in terms of the experience needed and the geographies – one single individual can’t understand it all. We need to coordinate the talent in both companies. I have been exposed to onshore, off shore and subsea projects and have worked on both the customer and supplier sides. I’m not an expert in everything, but I can understand the subjects.”

The integration effort

“We have three main objectives. Number one is that we have a glitch-less Day One when the merger happens, as we need to ensure business continuity. Number two is to capture the synergies we have promised to our shareholders and to investors. And number three is to design an operating model for the new company that will allow us to achieve those synergies and future company growth.” Nicolas goes on to say that one of the PMO’s key roles is to elevate important

CONTINUED OVERLEAF

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Integrate



FMC Technologies and Technip have a complementary presence in subsea (see pages 6 and 7). There are two business workstreams covering subsea. One is Subsea Projects, the other Subsea Services. Above is a Technip flexible pipeline manufacturing plant



Both companies have a wide range of complementary products for surface, onshore/offshore and subsea, such as an FMC Technologies' Well Control Package above. A Products business workstream has been established to manage integration



The merged company will have a strong midstream/downstream footprint in onshore/offshore, and leverage Technip's engineering capabilities. Above is the P-56 semi-submersible platform, built entirely in Brazil for the South Marlim field, offshore Brazil



In surface, the merged company will have a market-leading global product and service platform. FMC Technologies' Surface Wellhead segment has an extensive presence in the U.S. and internationally. A Surface business workstream will oversee integration

FROM PREVIOUS PAGE

decisions to the Executive Sponsor Team (EST), which is responsible for overseeing the project and ensuring fairness and transparency throughout. "I receive high-level directions from Julian Waldron, Group Chief Financial Officer at Technip and the sponsor in charge of integration. We also have a Governance Charter that allows stakeholders outside the process to validate key important issues with the EST."

The role of sponsors is also critical to project success, Nicolas explains. "Each workstream is sponsored by an EST member. Sponsoring means setting important directions and determining which decisions should be delegated. And when a workstream faces a roadblock, part of the role of the sponsor is to help remove that barrier."

The merger plan involves both functional and business workstreams, and the arrangements are straightforward and logical. "The functional streams are vertical and represent the main areas of the new company, such as HR, legal, IT, communications, finance and accounting, within a global operating model," says Nicolas. "Then we have the business streams, which operate across all the functions. They take the inputs from the vertical streams and see how they work for their own businesses. Hopefully, they will fit together well."

The whole process is being augmented with a number of workshop sessions, alternating between Paris and Houston. The first in July looked at mobilization, with others running until November and taking in subjects such as interdependency, capturing synergies and preparation for Day One following the close of the merger.

Moving forward

Leads for the business workstreams are being appointed in each region to take

Publishers
FMC Technologies, Inc.
5875 N. Sam Houston
Parkway W.Houston, TX
77086
United States
Tel. +1 281 591 4000

Technip
CS 51650
89 avenue de la Grande
Armée
75773 Paris Cedex 16
Tel. +33 (0)1 47 78 24 00

Editors
Marcela Albuquerque
malbuquerque@technip.com
Nicola Cameron
Nicola.Cameron@fmcti.com

Published by
Connect Publications

Journalists
Andrew Collier
Richard Goslan
Stewart McRobert

Art Direction & Design
James Cargill

Find more information on your company intranet:
http://inside.net.fmcti.com
http://thelink.exnet.technip.com

All pictures are the property of FMC Technologies, Inc. and Technip or its employees, unless otherwise stated.

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Issue 1 // September 2016

integration forward locally. The EST has also produced a set of core principles to guide the process. "These include a focus on customers, fairness and transparency toward individuals, building on the success of our existing companies, and sharing of the same support functions."

Nicolas also points out that not everything can or will be done by Day One: Planning for the end state – the final shape and structure of the new company – should be bold, aspirational and ensure a step change in the industry. "Day One isn't necessarily the most important moment. The progress from there to the end state will itself be a journey."

Another key area highlighted by Nicolas is communication. "We need everyone on board, and it's really important to share our plans and ensure that everyone is aligned in the same frame of reference. Everyone is going to be involved, sooner or later. I hope people will be positively curious about what is coming up."

The main message, Nicolas says, is that people in both businesses should engage and collaborate in the planning for integration. Much of the hard work may yet be to come, but his enthusiasm remains compelling for what lies ahead. "It's a unique experience for us all and it's something we're going through together. It's really exciting." ■

Video

Watch an interview with Nicolas on your company intranet

French and Portuguese versions also available



Meet Nicolas Gillier

Nicolas Gillier is the recently appointed Integration Program Director. His previous role was as FMC Technologies' Subsea Projects Director, Eastern Region.

Born in France, by profession he is a mechanical engineer and has 20 years' experience in the oil and gas industry. Nicolas obtained his degree from ENSAM (Ecole Nationale Supérieure d'Arts et Métiers) and is also a graduate of the prestigious IFP School in Paris, where he gained a specialized Master of Science degree in oil and gas.

He spent 12 years with Total before moving to FMC Technologies in 2008. His various roles with Total included Product Development Manager, Project Engineer, Project Manager and Offshore Manager. His career with FMC Technologies has included positions as Director, Subsea Projects, Asia Pacific Middle East, and General Manager – Surface Wellhead Europe, CIS and Africa.

Nicolas has worked globally in territories such as Angola, Congo, Iran, Singapore, and lately France and Norway. He currently divides his time between Houston and Paris.

His spare time is spent enjoying a number of sports and hobbies including keeping fit through regatta sailing and mountain biking.

Integration planning: our three main objectives



1 Glitch-less Day One



2 Capture synergies



3 Design operating model

Find out more

See the following pages for the Program Management Office (PMO) structure, sponsors and workstream appointments

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Integrate

Integration Organization Structure & S


Executive Chairman
Thierry Pilenko
Integration Executive Sponsor
Julian Waldron
Executive
Richard Alabaster
Brad Beitler
Barry Glickman
Tore Halvorsen
Hallvard
Marya
Thierry
Diann
PMO Core Team
Current Executive Committees
Synergy Tracking
Akif Ahmad
Charles Cessot
François Dhaussy - Lead
Narinder Sahai
Regulatory
Charles Henri Prou
Mark Wolf
Organization Design & Integration Support
Akif Ahmad
Aurelien Bauple
Charles Cessot
Laurent Chhuon-Nougarede
Damien Fornier de Violet
Lior Keren
Planning François-Xavier (FX) Derreumaux
Finance Controller Narinder Saha
Subsea Integration
Leads:
Sanjay Bhatia
Frederic Clos
Sponsors:
Barry Glickman
Hallvard Hasselknippe
Surface & On/Off Integration
Leads:
Massimo Bianchi
Xavier Tison
Sponsors:
Richard Alabaster
Nello Uccelletti
Global Business Services (GBS)
Leads:
Andrew Cort
Florence Rocle
Sponsors:
Mark Scott
Julian Waldron
Supply Chain / Procurement
Leads:
Nghia Ngo
Finn Erik Skjelby
Sponsor:
Julian Waldron
HR Policies & Sustainable Development
Leads:
Youssef Bouni
Mike Turner
Sponsors:
Thierry Parmentier
Mark Scott
Facilities
Leads:
Stephen Siegel
Bob Sullivan
Sponsor:
Mark Scott
Communication / Branding
Leads:
Pascale Dumon-Poiret
Nicola Mawer
Sponsor:
Mark Scott
IT
Lead:
Patrick Giraudeau
Sponsor:
Julian Waldron
Regions
Subsea Projects – Leads: Sanjay Bhatia F
Subsea Services – Leads: Jamie Hinch Jea
Products (including Manufacturing) – Lead
Onshore / Offshore – Lead: Massi
Surface – Lead: Iain Duncar

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Issue 1 // September 2016

Sponsors/Workstream Appointments


CEO
Doug Pferdehirt
Sponsor Team
Hasselknippe
nn Mannen
Parmentier
e Ralston
Mark Scott
Nello Uccelletti
Julian Waldron
Key
Cross Workstreams (integrated to PMO)
Functional Workstreams
Regional Workstreams
Business Workstreams
Nicolas Gillier
HR Support
Magali Castano
Geir Arne Skau
PMO Communication
Marcela Albuquerque
Nicola Cameron
Day One
Frank Luongo
Structuring (Legal, Tax)
Jose Cadena
Sophie Maddaloni
Clean Room
TBA
Administration Support Zuzana Helmeciova (Paris) Kathy Randall (Houston)
Finance
Leads:
Matt Acosta
Philippe Dorlencourt
Sponsor:
Maryann Mannen
Legal & Compliance
Leads:
Yngve Rygh Larsen
Stephen Siegel
Sponsor:
Dianne Ralston
R&D
Leads:
Gustav Kibsgaard
Lorianna Vandenberg
Sponsor:
Brad Beitler
Quality
Leads:
Francesco Collu
Richard Lalor
Sponsor:
Mark Scott
Key Account Management
Leads:
Arild Selvig
Marc Choussat
Sponsor:
Tore Halvorsen
HSE
Leads:
Scott Bogema
Jessica Lebrun
Sponsor:
Mark Scott
Security
Leads:
Sheryl Byrd
Julien Rambeau
Sponsor:
Mark Scott
Insurance
Leads:
Jean Francois Corbel
Connie Guy
Sponsor:
Maryann Mannen
ederic Clos Sponsor: Hallvard Hasselknippe
n Jacques Quesnel Sponsor: Barry Glickman
s: Jean-Louis Rostaing Sponsor: Julian Waldron
mo Bianchi Sponsor: Nello Uccelletti
Sponsor: Richard Alabaster

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Integrate

BUSINESS SEGMENTS // SUBSEA

One future for subsea

The planned merger of FMC Technologies and Technip provides a real opportunity to redefine the way subsea fields are designed, delivered and maintained

WITH almost 70 years of experience between them working in the oil and gas industry, Technip’s Hallvard Hasselknippe and FMC Technologies’ Tore Halvorsen are perfectly placed as executive sponsors overseeing the integration planning process of the two companies’ subsea businesses.

Hallvard is President Subsea and is sponsor of the subsea products workstream in the integration organization. Tore is Senior Vice President, Subsea Technologies, and is sponsor of the key account management workstream.

With their combined experience, they bring a deep understanding of how Technip and FMC Technologies’ subsea offerings can complement each other, as has already been demonstrated through the alliance and the Forsys Subsea joint venture that was established in June 2015.

“The Forsys Subsea joint venture has been a precursor to our integration, and has demonstrated a great fit between our companies and the way we can conduct our business together,” says Hallvard. “The oil and gas industry has welcomed this as representing a new way of working and reducing their costs in a sustainable manner, which is clearly very important in the current climate. We have a great starting point and our clients have already responded very positively.”

WITH almost 70 years of experience between them working in the oil and gas industry, Technip’s Hallvard Hasselknippe and FMC Technologies’ Tore Halvorsen are perfectly placed as executive sponsors overseeing the integration planning process of the two companies’ subsea businesses.

Hallvard is President Subsea and is sponsor of the subsea products workstream in the integration organization. Tore is Senior Vice President, Subsea Technologies, and is sponsor of the key account management workstream.

With their combined experience, they bring a deep understanding of how Technip and FMC Technologies’ subsea offerings can complement each other, as has already been demonstrated through the alliance and the Forsys Subsea joint venture that was established in June 2015.

“The Forsys Subsea joint venture has been a precursor to our integration, and has demonstrated a great fit between our companies and the way we can conduct our business together,” says Hallvard. “The oil and gas industry has welcomed this as representing a new way of working and reducing their costs in a sustainable manner, which is clearly very important in the current climate. We have a great starting point and our clients have already responded very positively.”

“We have proven that by working together we can change the economics of a field and redefine the way subsea fields are designed, delivered and maintained,” says Tore. “Forsys Subsea has been a tremendous achievement and a learning experience, and has offered proof that this merger is the right thing to do.”

Complementary offerings

As a tier one SURF (subsea umbilicals, risers and flowlines) EPCI (engineering, procurement, construction and installation) contractor, Technip is a leading player in subsea infrastructure, including the delivery of risers, flowlines and umbilicals and all related services such as connecting subsea fields and pre-commissioning/testing. The company is also vertically integrated and has four plants for manufacturing of flexible pipes, four plants for manufacturing of umbilicals, four spool bases for reeling its rigid pipes and a constantly evolving fleet of pipelay and construction vessels.

“The nature of our projects extends from small front-end studies, through small or bigger supply contracts, to large EPCI contracts such as, for example, Kaombo in Angola for Total, which is a $3.5 billion project – the largest subsea contract awarded to date,” says Hallvard. “There is virtually no overlap with FMC Technologies’ operations. In fact, the two companies are very complementary and that’s one key reason why this merger is so great.” As a tier one SPS (subsea production and processing systems) contractor, FMC Technologies supplies all the equipment for drilling, completion, manifolding and remote control of a subsea production system.

“We undertake front-end engineering design (FEED) and we design everything ourselves,” says Tore. “We basically have all the products that cover every single part of the subsea system. We have plants in all the major basins of the world and service installations to serve our customers post-installation. FMC Technologies is one of the foremost subsea production system suppliers in the world.

“A split between SPS and SURF contracts has been historic, with one contractor supplying all of the well-related systems and manifold-related equipment, and a different contractor managing the installation, the flowline, the hook-up and the risers. As we merge these two contracts and make one integrated system, we are creating one point of delivery for the whole subsea architecture.”

Technip has a fleet of 23 vessels FMC Technologies has a world specialized in subsea rigid record of 2934 meters (9627 feet) and flexible pipelay, subsea for a deepwater installation DISCOVERY construction and diving support. (Gulf of Mexico).

6

The global subsea services market is worth $15 billion and FMC Technologies has a Technip is a key integrated player in the subsea market, thanks to its portfolio of significant share in certain segments state-of-the art subsea pipe technologies and industrial and operational assets

Positions of strength

Technip holds a strong position in flexible pipe products, innovating new technologies and the application of flexible risers and flowlines.

“We have invested significantly in our assets so we have today a state-of-the-art fleet and several modern manufacturing units and spoolbases,” says Hallvard.

FMC Technologies, meanwhile, has been expanding its range of products and services over the years.

“We have developed into subsea processing systems, separation systems and pump systems on the seabed,” says Tore. “In subsea services, we have invested heavily in light well intervention systems for vessel-based well intervention. We currently have four of these systems in operation, and have a build program for an additional two units. We have a wide portfolio of technologies, not just in the traditional SPS area but also in the expanded service area and subsea processing.”

Writing history

Both Hallvard and Tore see the creation of TechnipFMC as the next step in changing the face of the subsea industry.

“The reception in the market has been fantastic and I have never met anyone who does not embrace the idea of this merger or who doesn’t believe in the concept behind it. It’s a fantastic starting point to have such a positive response from our employees, customers and the industry as a whole,” says Hallvard.

According to Tore, this merger is a change in the standard contracting model and represents the next generation of integrated oil and gas product. “This is not a change that comes from a market that is under pressure – it is sustainable under any conditions. We are writing history in what we are doing, and it’s important to make sure our people understand that they are part of making history in the offshore business.” “We have a fantastic opportunity to lead the way in how the subsea business is developing globally,” agrees Hallvard. “We want everybody to embrace this and demonstrate the value of what we can offer to our customers, shareholders and employees.”

Tore Halvorsen (left), Senior Vice President, Subsea Technologies, FMC Technologies, and Hallvard Hasselknippe, President Subsea, Technip

Executive team

Both Hallvard Hasselknippe and Tore Halvorsen are members of the executive team that will lead the combined company following the close of the planned merger.

Hallvard will serve as President Subsea Projects reporting directly to Doug Pferdehirt, who will serve as Chief Executive Officer of TechnipFMC. Hallvard will be based in Paris, France.

Tore Halvorsen will serve as Executive Vice President and Senior Advisor reporting to Doug Pferdehirt, until his planned retirement in September 2017.

Following his retirement, Tore will continue to support TechnipFMC through a position on its future Norwegian legal entity Board of

Directors. He will be based in Kongsberg, Norway.

Integrate

COMPLEMENTARY CULTURES // PROJECT MANAGEMENT

Project minds think alike

A shared view on the importance of strong project management and a determination to be fully focused on the customer will lead to a seamless integration and create long-term business value

AS Technip and FMC Technologies employees embark on the integration planning process, they are finding many common professional and cultural traits.

Effective project management, which is at the core of both our businesses, plays a key role in delivering successfully to our clients and remaining competitive during a downturn. When it comes to this discipline, the two companies have the same mindset: a strong commitment to achieve better results and to create long-term business value.

Shelagh Daley, Director for Projects, Eastern Region, FMC Technologies, who is based in Kongsberg, Norway, and Technip’s Fernando Fontes, Projects Director, EPCI Subsea, based in Rio de Janeiro, Brazil, are excellent examples of our similar approach and values in project management. They both define it as a process that is focused fully on the customer.

Shelagh, who has been with FMC Technologies for over 18 years and has managed projects in Africa, Europe and the Gulf of Mexico, says it is

“planning and executing projects from cradle to grave, ensuring all technical, commercial, and schedule risks are accounted for to bring success for our customers and our company.” Fernando has been with Technip for seven years and has worked on major projects in Brazil. He believes strong project management is about leading groups of competent people using assets and processes, and coordinating several disciplines across many project phases.

“The goal is to reach safety, technical

and financial performance objectives on time to ultimately meet or exceed stakeholders’ expectations,” he says.

They both emphasize the importance of having the right people. “A project counts on a motivated, committed and qualified project team,” says Fernando, a view Shelagh echoes. “The project team members are the face of the business to our customers and suppliers, therefore, they should be experienced, competent and collaborative,” she says.

Two views, one vision

Fernando is confident that the combined talents, assets, plants and technologies of Technip and FMC Technologies can deliver unique solutions and projects to customers. “The companies’ complementary expertise covers product manufacturing, offshore/subsea construction capabilities, and strong engineering knowledge across the oil and gas industry,” he says.

Shelagh points to a real affinity in the two companies’ approach to project management. “I’ve been fortunate to work with Technip on several projects and have found a similar culture,” she says. “Among other things, there’s a shared focus on attention to HSE and quality – two key areas in which we measure our projects and project managers.” Crucially, there’s a shared view that strong project management streamlines the delivery process, cuts costs and risks, and ultimately contributes to our customers’ success.

In approach the blood – a global

According to Fernando, the ‘Technip way’ to effective project management is in the employees’ blood and followed in every business area. The project manager is accountable for the project results, and he or she always observes the Technip values: Doing the right thing; Trusting the team; Encouraging a fair return for all; and Building the future.

“Along with these values, we have a robust project management process with tools, guidelines and procedures that together with our technical expertise and human resources guide us to deliver the desired results to our clients and stakeholders,” he says.

At FMC Technologies, much like Technip, every project has the same

“I’ve been fortunate

to work with Technip

on several projects...

there’s a shared focus

on attention to HSE

and quality.”

Shelagh Daley, Director for Projects,

Eastern Region, FMC Technologies (above)

elements with a global approach.

Shelagh says, “All FMC Technologies

employees live by our core values and

these include collaboration, innovation

and customer success. Therefore every

region around the world applies the

same methodology, measurements,

procurement strategy, planning process

and so on.”

At Technip, the project starts at the bid

stage where a project manager (PM)

following our guidelines and procedures

puts together the proposal covering

technical, operational and commercial

aspects of the potential future project.

When the bid is successful, a PM is

assigned and the project is executed

following processes that span from the

initiation phase through to the closeout

and lessons learned.

Similarly, at FMC Technologies,

after initial tendering and the contract

award, the task is to start implementing

“We have a robust project management process... to deliver the desired results to our clients and stakeholders.”

Fernando Fontes, Director EPCI Projects, Technip (above)

the project execution plan. This includes the disciplines of engineering, procurement, manufacturing, risk management, financial management, handover and installation. Shelagh explains that the aim is to have an exemplary approach. “We’ve invested time and energy into developing our project management processes and have an extensive network of people working to make sure processes are aligned and flexible.”

In a nutshell

From a customer-driven attitude to a special focus on HSE and quality, our companies share many project management essentials and are aligned in terms of strategy to increase business value. Our global unified approach and respective talent pools further reinforce that the future combination has great potential for success.

Interview with Nicolas Gillier, Sept 2. Nicolas, welcome to the PMO Communications talk show. How are you today? I’m fine, thank you very much. We are glad to have you here. So, can you tell us a little bit more about yourself and your role in the PMO (Project Management Office)? In the PMO I am the lead of the integration program. A bit more about myself, I’m an FMC Technologies employee and I’ve been with FMC Technologies for eight years. Before that I used to work for Total for about 12 years. I’ve got a project management background essentially. I’ve worked on various projects for Total onshore and offshore, and subsea. And with FMC Technologies I’ve been in charge of the project departments in Asia and recently the Eastern Region. So, you’ve been all around the world? Well, not all around the world. But yes I have traveled quite a bit! What is the most interesting part of this PMO work that you’ve been doing? There are many interesting parts in the PMO work. What is really exciting is to get to know new people, to get to know new ways of working and put people together and build something together. That’s very exciting. What would you highlight as something special that we have done so far that you would like to share with people? People are very keen really to work together. There is really good collaboration from what I’m observing. It feels great and it’s a great experience. And, moving forward what do you think we can expect in the PMO’s work? Well, moving forward I think people can expect a lot of fun and excitement. I think people should feel excited about this merger. When I see some of the details, I see that really it’s going to make a lot of sense combining Technip and FMC Technologies. There are a lot of synergies in two really complementary companies. I think it’s going to be a game changer for the industry and it feels right to me to be in the heart of this combination. Thank you very much.

Important Information for Investors and Security holders Additional Information

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC INVESTORS AND

STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/ PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND

RELATED MATTERS. investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www. fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the

“Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED

TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www. technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission

Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.